UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

August 31, 2018

(Date of Report (Date of earliest event reported))

FUNDRISE INCOME EREIT II, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775114
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.                Other Events

Asset Acquisition

Acquisition of Controlled Subsidiary Investment – Fort Myers Reef Holdings, LLC

On August 31, 2018, we directly acquired ownership of a “majority-owned subsidiary”, Fort Myers Reef Holdings, LLC (the “RSE The Reef Controlled Subsidiary”), in which we have the right to receive a preferred economic return for a purchase price of $6,835,000, which is the initial stated value of our equity interest in the RSE The Reef Controlled Subsidiary (the “RSE The Reef Income II REIT Investment”). The RSE The Reef Controlled Subsidiary used the proceeds to close on the acquisition of a single stabilized multifamily student housing property totaling 228 units (924 beds) and 335,424 rentable square feet located at 10121 Shephard Street, Fort Myers, FL 33967 (“The Reef Apartments”). The RSE The Reef Controlled Subsidiary is anticipating redeeming the RSE The Reef Income II REIT Investment via sale or refinance by September 1, 2028.

The RSE The Reef Controlled Subsidiary is managed by Coastal Ridge Real Estate (“Coastal Ridge”), a company formerly known as PPG Manhattan Real Estate and formed in 2013. The company is headquartered in Columbus, Ohio and has a west coast office in Malibu, California. Their current portfolio includes approximately 15,300 student housing beds and nearly 3,500 conventional apartment units across the country, with assets under management totaling over $1.5 billion. Other than with regard to the RSE The Reef Controlled Subsidiary, neither our Manager nor we are affiliated with Coastal Ridge.

Pursuant to the agreements governing the RSE The Reef Income II REIT Investment (the “RSE The Reef Operative Agreements”), our consent is required for all major decisions regarding the RSE The Reef Controlled Subsidiary. In addition, pursuant to the RSE The Reef Operative Agreements, we are entitled to receive an economic return of 10.9% per annum on our RSE The Reef Income II REIT Investment, with 6.0% paid current in year 1, 6.83% paid current in years 2-10, and the remainder accrued to redemption. In addition, an affiliate of our Manager earned an origination fee of approximately 1.5% of the RSE The Reef Income II REIT Investment, paid directly by the RSE The Reef Controlled Subsidiary.

The Reef Apartments, which is held through Fort Myers Reef Acquisitions, LLC, a wholly-owned subsidiary of the RSE The Reef Controlled Subsidiary, was acquired for a purchase price of approximately $79,750,000. Given the property’s 2016-2017 vintage, Coastal Ridge does not anticipate hard costs for renovation purposes. Soft costs and financing costs of approximately $3,100,000 are anticipated, bringing the total project cost for The Reef Apartments to approximately $82,850,000.

Simultaneous with the closing of the RSE The Reef Income II REIT Investment, senior financing was provided through a $51,837,000 senior secured loan from Freddie Mac (the “Reef Senior Loan”). The loan features a ten-year term at a fixed rate of 4.54% with seven years interest only and 30-year amortization thereafter. The loan does not contain any extension options. Simultaneous with the closing of the RSE The Reef Income II REIT Investment, an affiliate of our Manager will also close on RSE The Reef Equity REIT Investment, which will total $6,835,000 and will mirror the RSE The Reef Income II REIT Investment. The RSE The Reef Income II REIT Investment and the RSE The Reef Equity REIT Investment will total $13,670,000 and will be pari-passu for all cash flow. As of the closing date, in aggregate with the RSE The Reef Income II REIT Investment and the RSE The Reef Equity REIT Investment, the RSE The Reef Controlled Subsidiary features an LTV of 82.1%. The combined LTV ratio is the amount of the Reef Senior Loan plus the amount of the RSE The Reef Income II REIT Investment plus the amount of the RSE The Reef Equity REIT Investment, divided by the purchase price of the property. We generally use LTV for properties that are generating cash flow. There can be no assurance that the LTV ratio will not vary at points over the course of ownership.

The Reef Apartments is a 228-unit (924-bed) student housing complex in Fort Myers, Florida near Florida Gulf Coast University. As of August 29, 2018, the property is 97.1% occupied. The property, constructed in two phases in 2016 and 2017, consists of 22 three-story buildings. The build is of concrete block and wood frame.

The Fort Myers market presents a strong opportunity arising from a growing nearby university (Florida Gulf Coast University) and a lack of student housing options. Florida Gulf Coast has been growing at a rate that outpaces the supply of new student housing.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated August 22, 2018, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE INCOME EREIT II, LLC

	By:	Fundrise Advisors, LLC
	Its:	Manager

	By:	/s/ Bjorn J. Hall
	Name:	Bjorn J. Hall
	Title:	General Counsel

Date: September 7, 2018